United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

On February 25, 2021, at 12:30 pm, met, by videoconference, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Eduardo de Oliveira Rodrigues Filho, Isabella Saboya de Albuquerque, José Luciano Duarte Penido, Marcel Juviniano Barros, Marcelo Gasparino da Silva, Murilo Cesar Lemos dos Santos Passos, Oscar Augusto de Camargo Filho, Roger Allan Downey, Sandra Maria Guerra de Azevedo, Toshiya Asahi and, in the exercise of ownership, the alternate member Mr. Iran da Cunha Santos. Mr. Luiz Gustavo Gouvêa was present as Governance Secretary of Vale. Thus, the Board of Directors unanimously approved the following: "**PROPOSAL FOR SHAREHOLDER REMUNERATION REGARDING RESULTS FOR THE SECOND HALF OF 2020 –** Messrs. Luciano Siani Pires and Felipe Aigner made a presentation on the proposed shareholder compensation. Then, the Board of Directors approved, upon the favorable report of the Financial Committee and the Fiscal Council, as mentioned by the Chairman of the Fiscal Council Mr. Marcelo Amaral Moraes, who attended the meeting, the payment of shareholder's remuneration, on March 15, 2021, in the total gross amount of R$21,865,665,672.55, to be paid as interest in shareholders' equity and dividends, equivalent to the gross amount of R$4.262386983 per outstanding common shares and per preferred share of the special class issued by Vale, based on the Financial Statements of September 30, 2020 and refers to the anticipation of the allocation of the result for the fiscal year 2020. It is emphasized that the gross amount per share mentioned above may vary if there is a change in the number of outstanding shares of the Company up to March 4, 2021, record date for the purpose of calculating the amount per share and, in this case, the Company will publish a new Notice to Shareholders with information on the adjusted final value per share. Out of the total gross amount mentioned above, R$4,288,000,000.00 will be paid in the form of interest in shareholders' equity (subject to withholding income tax at the current applicable rate), and the remaining value will be paid in the form of dividends. Shall be entitled on the receiving of the total gross amount mentioned above all shareholders holding shares issued by Vale in the closing of the business of B3 S.A. - Brasil, Bolsa, Balcão ("B3") on March 04, 2021 and all holders of American Depositary Receipts ("ADRs") issued by Vale at the close of business on the New York Stock Exchange ("NYSE") on March 08, 20210, being right that Vale's shares and ADRs will be traded ex-rights on B3 and NYSE as of March 03, 2021 (including). (…)"; and "**ANNUAL REPORT, FINANCIAL STATEMENTS AND PROPOSAL FOR ALLOCATION OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2020 –** (…) With a favorable report of the Financial Committee, of the

Audit Committee and of the Fiscal Council, as mentioned by the Chairman of the Fiscal Council Mr. Marcelo Amaral Moraes, present at the meeting under the provisions of Article 163, §3, of Law No. 6,404/76, and in the presence of Mrs. Patrício Rocha, Henrique Machado and Gabriel Barreira, representants of PricewaterhouseCoopers Auditores Independentes (“PWC”), external auditor according to Brazilian and North American accounting standards, who issued a favorable opinion about the Company's Financial Statements for the financial year 2020 (including certification of internal controls to comply with the Sarbanes-Oxley Act), the Board of Directors approved the Annual Report, the balance sheet and further financial statements of Vale prepared in accordance with Brazilian accounting standards and those prepared in accordance with international financial reporting standards (IFRS), converted into US dollars for filing with the Securities and Exchange Commission, as well as the Result Allocation Proposal, for the fiscal year ended on 12.31.2020, all under the terms of the material filed at the Company's headquarters. (…)” I hereby attest that the item above reflects the decision taken by the Board of Directors. Rio de Janeiro, February 25, 2021. Luiz Gustavo Gouvêa Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: February 25, 2020	By:	/s/ Ivan Fadel
Head of Investor Relations